Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

March 16, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  Melissa Raminpour, Branch Chief of the Office of Transportation and Leisure

Re:	Dorian LPG Ltd. Form 10-K for the Fiscal Year ended March 31, 2015 Filed June 4, 2015 Form 10-Q for the Quarter Ended December 31, 2015 Filed January 29, 2016 File No. 001-36437

Dear Ms. Raminpour:

Reference is made to the letter dated February 17, 2016 from the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Annual Report on Form 10-K of Dorian LPG Ltd. (the "Company") for the fiscal year ended March 31, 2015 (the "Form 10-K") and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015 (the "Form 10-Q"). The Staff's comments together with the Company's responses thereto are set forth below.

Form 10-K for the Fiscal Year Ended March 31, 2015
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 46
1.	Please tell us your consideration for including the performance graph as required by Item 201(e) of Regulation S-K.
Response:
The Company advises the Staff that the performance graph was included in the Company's Annual Report for the fiscal year ended March 31, 2015 (the "2015 Annual Report"), in the semi "glossy wrap" at the end of the 2015 Annual Report.  The 2015 Annual Report was submitted to the Commission as an ARS on June 16, 2015 and made available to shareholders on the Company's website at: http://dorianlpg.investorroom.com/annual-shareholders-meeting.

This is consistent with Instruction 7 to Item 201(e) of Regulation S-K, which states that "the information required by paragraph (e) of this Item need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 (17 CFR 240.14a-3) or Exchange Act Rule 14c-3 (17 CFR 240.14c-3) that precedes or accompanies a registrant's proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting)."  Accordingly, the Company did not include the performance graph in the Form 10-K for the fiscal year ended March 31, 2015.

U.S. Securities and Exchange Commission
March 16, 2016

Management Discussion and Analysis
Critical Accounting Estimates
Impairment of Long-Lived Assets, page 53
2.	We note the disclosure of your vessels as of March 31, 2015, which includes purchase price and carrying value at the balance sheet dates. Please tell us and revise your Critical Accounting Estimates section to provide an analysis as to how the carrying values of your vessels compare to the fair market value of such vessels as of the balance sheet dates presented in your financial statements. Further, please include a sensitivity analysis of your vessel valuations given your exposure to fluctuations in the spot market charter rates. The sensitivity analysis should also include a description of the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair values.
Response:
The Company advises the Staff that as of March 31, 2015, with the exception of the Grendon (which had been written down to estimated market value), the estimated market value of its vessels was greater than the carrying value, in each case. The Company's Annual Report on Form 20-F for the year ended March 31, 2014 included disclosure stating that "As of March 31, 2014, the estimated market value of each of the Company's vessels is greater than its carrying value," however, due to an oversight similar disclosure covering the same period in 2015 was inadvertently omitted from the Form 10-K for the fiscal year ended March 31, 2015.

The Company notes the Staff's comment and will update its disclosure in future annual reports to disclose how the carrying values of its vessels compare to the estimated fair market value of such vessels as of the balance sheet dates presented in the Company's financial statements.  Although actual disclosure may differ in the Company's Form 10-K for the year ending March 31, 2016 because of future results, market conditions and other events and circumstances not presently known, the Company expects the updated disclosure to be substantially similar to the following (with the proposed changes to the Form 10-K for the fiscal year ended March 31, 2015 shown in bold, italics and underlined):

The table set forth below indicates the carrying value of each of our owned vessels as of March 31, 2015 and 2014 at which time none of the vessels listed in the table below were being held for sale:

Vessels	Capacity (Cbm)	Year Built	Date of Acquisition/ Delivery	Purchase Price/ Original Cost	Carrying value at March 31, 2015(1)	Carrying value at March 31, 2014(1)
Captain Nicholas ML	82,000	2008	7/29/2013	$68,156,079	$63,092,093	$66,123,231
Captain John NP	82,000	2007	7/29/2013	65,187,174	60,030,417	63,117,421
Captain Markos NL	82,000	2006	7/29/2013	61,421,882	56,508,422	59,448,443
Comet	84,000	2014	7/25/2014	75,276,432	73,433,095	—
Corsair	84,000	2014	9/26/2014	80,906,292	79,416,243	—
Corvette	84,000	2015	1/2/2015	84,232,810	83,495,783	—
Grendon(2)	5,000	1996	7/29/2013	6,625,000	4,000,000	6,145,771
	503,000			$441,805,669	$419,976,053	$194,834,866

(1)
Our vessels are stated at carrying values (refer to our accounting policy in Note 2 to our financial statements), and with the exception of the Grendon as of March 31, 2015 (refer to 2 below), the carrying value of each of our vessels was lower than its estimated market value as of March 31, 2015 and 2014.  On an aggregate fleet basis, the estimated market value of our vessels exceeded their carrying value as of March 31, 2015 and 2014 by $85.3 million and $18.4 million, respectively.

(2)	During the year ended March 31, 2015, an impairment loss was taken on the Grendon of $1.4 million and the carrying value was written down to $4.0 million.

U.S. Securities and Exchange Commission
March 16, 2016

In addition, the Company advises the Staff that it does not plan to include a sensitivity analysis because the Company is not aware of any indications of impairment of its vessels.  If in the future, the Company becomes aware of any indications of impairment, the Company will provide a sensitivity analysis that considers the Company's exposure to fluctuations in the spot market charter rates.

Results of Operations – Dorian LPG Ltd.
For the Year Ended March 31, 2015, page 55
3.	We note your disclosure that you do not believe that the results of operations for the year ended March 31, 2015 and for the period July 1, 2013 through March 31, 2014 are comparable. However, the fact that fiscal 2015 is not comparable with the prior period, does not eliminate the requirement to discuss the reasons for the changes in your results of operations. In this regard, your discussion about the changes in revenue in fiscal 2015 should indicate the amount, or percentage increase related to the newly acquired vessels, as compared to the increase (or offsetting decrease) related to the vessels in operations during the prior period. Please revise accordingly. Your discussion of the changes in significant expense line items should be similarly revised.
Response:
The Company undertakes to disclose in future annual reports the reasons for the changes in the Company's results of operations between periods, including the year ended March 31, 2015 compared to the period July 1, 2013 through March 31, 2014. The following updated disclosure represents the proposed changes to the Form 10-K.  New disclosures are shown in bold, italics and underlined. Disclosures that are solely underlined were included in the Form 10-K and have been moved from their original location.  The Company undertakes to include the following updated disclosure in the Company's Form 10-K for the year ending March 31, 2016, although the actual disclosure may differ slightly:

Results of Operations —Dorian LPG Ltd.
Year ended March 31, 2015 as compared to the period from July 1, 2013 (inception) to March 31, 2014
The Company remained substantially inactive for the period from July 1, 2013 until July 29, 2013, the date of our business combination with the Predecessor Businesses of Dorian LPG Ltd. Because we acquired three VLGC vessels during the year ended March 31, 2015 and the period from July 1, 2013 through March 31, 2014 included only eight months of active operations, we do not believe that the results of operations of the Company for the year ended March 31, 2015 and for the period July 1, 2013 through March 31, 2014 are directly comparable.
Revenues
Revenues of $104.1 million for the year ended March 31, 2015 represent time charter and voyage charters earned for our six VLGC vessels and our pressurized 5,000 cbm vessel, an increase of $74.5 million, or 251.7%, from $29.6 million for the period from July 1, 2013 (inception) to March 31, 2014. The increase is primarily attributable to an increase of $42.6 million contributed by the four vessels that were in our fleet during both periods resulting from increases in charter rates and the number of these vessels operating in the spot market, as well as employment of 1,173 operating days during the year ended March 31, 2015 compared to 941 operating days during the period from July 1, 2013 (inception) to March 31, 2014. Additionally, $31.9 million of revenues were contributed by three of our newbuilding VLGCs that were delivered subsequent to March 31, 2014. For the year ended March 31, 2015, four of our VLGCs operated in the spot market and earned $76.1 million in voyage charter revenues. Three of our VLGCs earned time charter revenues during the period amounting to $25.5 million, including a VLGC that ended its time charter on July 27, 2014. Time charter revenues included $7.8 million of profit sharing.  For the year ended March 31, 2015, the Grendon, whose time charter expired at the end of May 2014, earned $1.8 million of revenues, had 140 operating days and was in drydock for 10 days. Revenues of $29.6 million for the period July 1, 2013 to March 31, 2014 represent charter hire and voyage charters earned for our three VLGC vessels and our pressurized 5,000 cbm vessel. Revenues from time charter hire earned for our two VLGC vessels and the Grendon amounted to $17.8 million, of which $6.1 million represented profit sharing, and revenues from voyage charter for one VLGC vessel amounted to $11.8 million. The Captain Nicholas ML was in drydock for the period from August 28, 2013 to September 14, 2013 and did not earn revenue during this time.

U.S. Securities and Exchange Commission
March 16, 2016

Voyage Expenses
Voyage expenses were approximately $22.1 million during the year ended March 31, 2015, an increase of $15.4 million, or 229.9%, from $6.7 million for the period from July 1, 2013 (inception) to March 31, 2014. The increase is primarily attributable to an increase of $9.6 million for the four vessels that were in our fleet during both periods resulting from an increase in the number of these vessels operating in the spot market as well as employment of 1,173 operating days during the year ended March 31, 2015 compared to 941 operating days during the period from July 1, 2013 (inception) to March 31, 2014. Additionally, $5.7 million of voyage expenses were attributable to three of our newbuilding VLGCs that were delivered subsequent to March 31, 2014. Voyage expenses during the year ended March 31, 2015 mainly related to bunkers of $15.7 million, port charges and other related expenses of $3.6 million, brokers' commissions of $1.7 million, security costs of $0.7 million and other voyage expenses of $0.4 million. Voyage expenses were approximately $6.7 million during the period July 1, 2013 to March 31, 2014 and mainly related to bunkers of $5.3 million, port charges of $0.6 million, brokers' commissions of $0.4 million, security costs of $0.3 million, and other voyage expenses of $0.1 million.
Vessel Operating Expenses
Vessel operating expenses were approximately $21.3 million during the year ended March 31, 2015, or $10,703 per vessel per calendar day, which is calculated by dividing vessel operating expenses by calendar days for the relevant time period. This was an increase of $12.9 million, or 153.6%, from $8.4 million, or $8,531 per vessel per calendar day, for the period from July 1, 2013 (inception) to March 31, 2014. The increase is primarily attributable to an increase of $6.7 million for the four vessels that were in our fleet during both periods resulting from 1,460 calendar days during the year ended March 31, 2015 compared to 984 calendar days during the period from July 1, 2013 (inception) to March 31, 2014. Additionally, $6.2 million of vessel operating expenses were attributable to three of our newbuilding VLGCs that were delivered subsequent to March 31, 2014. Vessel operating expenses for the year ended March 31, 2015 included approximately $2.9 million relating to training of additional crew on our operating VLGC fleet in anticipation of newbuilding deliveries. The Grendon, which ended its time charter at the end of May 2014, had 140 operating days and was in drydock for 10 days for the year ended March 31, 2015. The Grendon had $2.8 million of vessel operating expenses, inclusive of $0.5 million of expenses related to repairs and maintenance, for the year ended March 31, 2015.
Management Fees—Related Party
For the year ended March 31, 2015, management fees—related party decreased $2.0 million, or 64.5%, from the period from July 1, 2013 (inception) to March 31, 2014.  Beginning July 1, 2014, we ceased to incur these related-party management fees as a result of the completion of the Transition Agreements described above in "Important Financial and Operational Terms and Concepts—Management Fees—Related Party." Management fees expensed for the year ended March 31, 2015 represent fees charged by Dorian (Hellas) amounting to approximately $1.1 million in accordance with our management agreements entered into with Dorian (Hellas). The management fees were charged on a monthly basis per vessel and the total fees were affected by the number of vessels in our fleet. Management fees expensed for the period July 1, 2013 to March 31, 2014 represent fees charged by Dorian (Hellas) amounting to approximately $3.0 million representing $93,750 per vessel per month and $0.1 million for Management fees relating to pre-delivery services, both in accordance with our management agreements entered into with Dorian (Hellas). The management fees were charged on a monthly basis per vessel and the total fees were affected by the number of vessels in our fleet.
Impairment
In the year ended March 31, 2015, we recognized an impairment loss of $1.4 million for our owned PGC vessel. This impairment loss was triggered by reductions in vessel values reflecting challenging conditions in the PGC market, and represented the difference between the carrying value and recoverable amount, being fair value. We did not incur any impairment charges during the period from July 1, 2013 (inception) to March 31, 2014.

U.S. Securities and Exchange Commission
March 16, 2016

Depreciation and Amortization
Depreciation and amortization was approximately $14.1 million for the year ended March 31, 2015 and mainly relates to depreciation expense for our operating vessels, which represented an increase of $7.5 million, or 113.6%, from $6.6 million for the period from July 1, 2013 (inception) to March 31, 2014. The increase is primarily attributable to $4.1 million of depreciation and amortization related to three of our newbuilding VLGCs that were delivered subsequent to March 31, 2014. Additionally, there was an increase of $3.4 million for the four vessels that were in our fleet during both periods resulting from an increase in calendar days from 984 during the period from July 1, 2013 (inception) to March 31, 2014 to 1,460 during the year ended March 31, 2015. Depreciation and amortization was approximately $6.6 million for the period July 1, 2013 to March 31, 2014 and mainly relates to depreciation expense for our initial fleet from the date of acquisition, July 29, 2013.
General and Administrative Expenses
General and administrative expenses were approximately $14.1 million for the year ended March 31, 2015, an increase of $13.7 million, or 3,425.0%, from $0.4 million for the period from July 1, 2013 (inception) to March 31, 2014. This increase was primarily a result of a majority of general and administrative expenses being covered under our management agreement with Dorian (Hellas) during the period from July 1, 2013 (inception) to March 31, 2014. During the year ended March 31, 2015, general and administrative expenses were comprised of $6.4 million of salaries and benefits (inclusive of a $0.4 million accrual for statutory retirement benefits for our Greece-based employees), $2.4 million for professional, legal, audit and accounting fees, $2.3 million of stock-based compensation and $3.0 million of other general and administrative expenses. Prior to July 1, 2014, general and administrative expenses were primarily covered under our management agreement with Dorian (Hellas), which terminated on June 30, 2014. Expenses not covered under the management agreement included, among others, stock-based compensation, audit and accounting fees, professional and legal fees and investor relations. As of July 1, 2014, vessel management services for our fleet was transferred from Dorian (Hellas) and are now provided through our wholly owned subsidiaries.
Interest and Finance Costs
Interest and finance costs amounted to approximately $0.3 million for the year ended March 31, 2015, a decrease of $1.3 million, or 81.3%, from $1.6 million for the period from July 1, 2013 (inception) to March 31, 2014. This decrease was primarily a result of a larger percentage of our interest costs being capitalized to our newbuilding vessels during the year ended March 31, 2015 compared to the period from July 1, 2013 (inception) to March 31, 2014. The interest and finance costs for the year ended March 31, 2015 consisted of interest incurred on our long-term debt of $2.7 million, amortization of financing costs of $0.8 million, and $0.3 million of other financing expenses, less capitalized interest of $3.5 million. The average indebtedness during the year ended March 31, 2015 was $125.9 million and the outstanding balance of our long‑term debt as of March 31, 2015 was $200.3 million, which included $81.2 million under the 2015 Debt Facility. Interest and finance costs amounted to approximately $1.6 million for the period July 1, 2013 to March 31, 2014. The interest and finance costs consisted of interest incurred on our long-term debt of $1.7 million, amortization of financing costs of $0.8 million and $0.1 million of other financing costs less capitalized interest of $1.0 million. The average indebtedness during the period from July 1, 2013 (inception) to March 31, 2014 was $132.6 million and the outstanding balance of our long‑term debt as of March 31, 2014, was $128.7 million.
Interest Income
Interest income amounted to approximately $0.4 million for the year ended March 31, 2015 derived from short term bank deposits. This amount was relatively unchanged from the period from July 1, 2013 (inception) to March 31, 2014.

U.S. Securities and Exchange Commission
March 16, 2016

Loss on Derivatives, net
Loss on derivatives, net, amounted to a net loss of approximately $4.0 million for year ended March 31, 2015, an increase of $2.9 million, or 263.7%, from a net loss of approximately $1.1 million for the period from July 1, 2013 (inception) to March 31, 2014. The increase is primarily attributable to an increase of $1.6 million of realized loss due to a higher number of days in the year ended March 31, 2015 compared to the period from July 1, 2013 (inception) to March 31, 2014. Additionally, the unrealized gain from the changes in the fair value of our interest rate swaps decreased $1.3 million during the year ended March 31, 2015 compared to the period from July 1, 2013 (inception) to March 31, 2014. For the year ended March 31, 2015, the net loss on derivatives of approximately $4.0 million was primarily comprised of a realized loss of $5.3 million, partially offset by an unrealized gain of $1.3 million from the changes in the fair value of our interest rate swaps. For the period from July 1, 2013 (inception) to March 31, 2014, net loss on derivatives of approximately $1.1 million comprised of a realized loss of $3.7 million, partially offset by an unrealized gain of $2.6 million from the changes in the fair value of the interest rate swaps.
Foreign Currency Gain/(Loss), net
Foreign currency gain/(loss), net amounted to a net loss of approximately $1.0 million for the year ended March 31, 2015, and comprised mainly of unrealized losses from cash held in Norwegian Krone. This was a decrease of $1.7 million compared to the period from July 1, 2013 (inception) to March 31, 2014. Foreign currency gain/(loss), net amounted to a net gain approximately $0.7 million for the period July 1, 2013 to March 31, 2014, and were comprised mainly of realized gains of $1.9 million from payments in U.S. dollars received in advance of the closing of the November 26, 2013 equity private placement transactions priced in Norwegian Krone and converted to U.S. dollars, partially offset by realized losses of $1.2 million from payments in U.S. dollars received in advance of the closing of the February 12, 2014 equity private placement transactions priced in Norwegian Krone and converted to U.S. dollars.

Form 10-Q for the Quarter Ended December 31, 2015
Notes to the Unaudited Financial Statements
3. Transactions with Related Parties
Helios LPG Pool LLC, page 8
4.	We note your interest in Helios Pool LPG LLC, or the Helios Pool, as a 50% joint venture with Phoenix Tankers Pte Ltd and that you have determined that it is a VIE and do not consolidate it because you are not the primary beneficiary. Please tell us how you determined your joint venture qualified as a VIE pursuant to ASC 810-10-25-26 and ASC 810-10-15-14 and 17. Additionally, please tell us and revise to disclose the significant factors considered and judgments made in determining that the power to direct the activities of the VIE that most significantly impact the VIE's economic performance are shared, in accordance with the guidance in 810-10-25-38D. Please also refer ASC 810-10-50-4(e).

U.S. Securities and Exchange Commission
March 16, 2016

Response:
The Company determined that the Helios Pool LPG LLC (the "Helios Pool" or the entity) is a VIE based on the guidance in ASC Topic 810 Consolidation.  Specifically, pursuant to ASC 810-10-15-14(a), the entity has insufficient equity at risk to finance its activities without additional subordinated financial support. In concluding that the Helios Pool has insufficient equity at risk, the Company noted the following: (i) the Helios Pool has issued equity of only $2 ($1 interest held by each member), and has not issued any other interests that are reported as equity in the entity's financial statements, and (ii) the Pool Members (defined below) have provided loans to fund all of the working capital requirements of the entity. These working capital loans (which do not qualify to be recorded as equity) provide subordinated financial support, further indicating that the entity has insufficient equity at risk. Accordingly, criterion ASC 810-10-15-14(a) is met and the entity is considered a VIE. As only one of the criterion in ASC 810-10-15-14 is required to be met in order to conclude that the entity is a VIE, the Company did not perform any additional analysis of the remaining criteria.

Further, the Company determined that it did not qualify for any of the VIE scope exceptions in ASC 810-10-15-17. Specifically, the Helios Pool (1) is a for-profit organization, (2) is not a separate account of a life insurance entity, (3) was not created prior to December 31, 2003, and (4) does not meet the definition of a business.

In identifying the variable interests to be considered in applying the VIE model pursuant to ASC 810-10-25-26, the Company considered the nature of the risks of the entity, as well as the purpose and design of the entity. The Helios Pool was jointly established to allow the vessels owned by its co-founders (the "Pool Members") to be managed (by its co-founders) as a pool, with the goal of achieving improved market coverage and utilization.  As part of this analysis, the Company determined that the utilization of the vessels by the Helios Pool creates variability.  Contractually, the co-founders (including the Company) are committed to cash call obligations and receive all net revenue that the Helios Pool creates.

In determining whether the Company is required to consolidate Helios Pool, the Company considered the guidance in ASC 810-10-25-38A which indicates that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and
(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company also considered the guidance in ASC 810-10-25-38D which indicates that "[i]f a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and if decisions about those activities require the consent of each of the parties sharing power."

The Company concluded that the power to direct the activities of the VIE that most significantly impact the VIE's economic performance is shared between the Company and the other investor, Phoenix Tankers Pte ("Phoenix" or "the other investor"), in the entity. In reaching its conclusion, the Company considered the following items in the identification of the most significant activities:

•	The Helios Pool was jointly established by the Company and Phoenix to allow vessels to be managed as a pool, with the goal of achieving improved market coverage and utilization. Based on this structure, the Helios Pool is exposed to the following significant risks, which it was designed to pass to the Company and Phoenix:
o	Usage risk associated with finding customers and utilizing the vessels;

U.S. Securities and Exchange Commission
March 16, 2016

o	Credit risk associated with possible default by customers; and
o	Price risk associated with fluctuations in underlying market price per volume.
The Helios Pool is a disponent owner of pool vessels, pursuant to a time charter agreement entered in for each pool vessel by the Helios Pool (as charterer) with the Company or Phoenix, as owners of the relevant vessel. As a disponent owner, the Helios Pool has the right to use (charter) the vessels for the duration of the time charter. Under a time charter agreement, the vessels remain the property of the Company and Phoenix, who will also continue to maintain and operate the vessels. Therefore, the Helios Pool has no ownership risk associated with the assets.
•	The Helios Pool has engaged Dorian LPG (UK) Ltd. and Phoenix as joint commercial managers of the pool vessels, who act as agents to find employment for the pool vessels. The number of vessels available in the pool will dictate the capacity of the Pool for accepting new contracts.
•	Upon employment of a pool vessel, the Helios Pool, as charterer, is responsible for all direct voyage related costs, such as port and bunker costs. However, the actual vessel operating costs, such as crew costs, insurance, repair and maintenance, and drydocking costs are the responsibility of the vessel owner and are fulfilled by the vessel owner's team and employees, at the vessel owner's cost. While the Helios Pool receives all of the revenues from the charter contract, it does not incur the core operating costs of the vessels. Therefore, the Helios Pool's exposure is related to the direct voyage related expenses.
•	All net pool revenues are distributed to the Helios Pool owners based on pool points, which is a function of the number of vessels chartered to the Helios Pool.
•	The Helios Pool considers customer credit risk when accepting new contracts.
•	When chartering in the spot market, the Helios Pool is subject to the spot market price fluctuations, which is also considered when accepting new contracts.

Accordingly, the Company determined that the Helios Pool's most significant activities are as follows:

•	Approval of pool policies and strategies related to pool customers and the marketing of the pool for the procurement of customers for the pool vessels;
•	Approving the addition of new vessels to the pool by new and existing pool members and monitoring vessels entered into the pool; and
•	Pool cost management, including managing direct voyage costs.

The above three activities require unanimous consent of the board of managers of the Helios Pool (the "Pool Board"). The Pool Board is comprised of two Company and two Phoenix nominees. In the event all members of the Pool Board do not consent to a proposed change:

1. The proposed change would not be passed;
2. The pool can be dissolved at the option either of the members; or
3. Binding arbitration could be pursued.

Therefore, neither the Company nor Phoenix has the power to direct the activities that most significantly impact the Helios Pool's economic performance. As noted above, the power to direct the activities of the Helios Pool that most significantly impact its economic performance is shared.

Further, the Company also considered that ASC 810-10-25-38D only allows a reporting entity to conclude that it shares power if the two parties are unrelated. In this case, the Company and the other investor are not related parties as defined in ASC 850. In addition, they are not considered de facto agents pursuant to ASC 810-10.

U.S. Securities and Exchange Commission
March 16, 2016

The Company undertakes to revise its future Form 10-K to include in the relevant note to its financial statements for the year ending March 31, 2016 the following disclosure:

In consideration of ASC 810-10-50-4e, the significant factors considered and judgments made in determining that the power to direct the activities of the Helios Pool that most significantly impact the entity's economic performance are shared, in that all significant performance activities which relate to approval of pool policies and strategies related to pool customers and the marketing of the pool for the procurement of customers for the pool vessels, addition of new pool vessels and the pool cost management, require unanimous board consent from a board consisting of two members from each joint venture investor.  Further, in accordance with the guidance in ASC 810-10-25-38D, the Company and Phoenix are not related parties as defined in ASC 850 nor are they de facto agents pursuant to ASC 810-10, the power over the significant activities of the Helios Pool is shared, and no party is the primary beneficiary in the Helios Pool, or has a controlling financial interest.

5.	Please tell us your consideration for filing your joint venture agreement and pool participation agreement with Phoenix as Exhibits to your Form 10-Q, given the significant amount of net pool revenues earned in fiscal year 2016. Please refer to Item 601(b)(10) of Regulation S-K.
Response:
The Company does not consider its joint venture agreement and pool participation agreement to be material contracts not within the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K.  Item 601(b)(10)(ii) of Regulation S-K provides, in pertinent part, that a contract that "ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries . . . will be deemed to have been made in the ordinary course of business and need not be filed unless it falls" within certain categories, one of which includes contracts upon which the registrant's business is substantially dependent.  The joint venture agreement and pool participation agreement (the "Pooling Arrangements") are agreements that cover the employment of the Company's vessels, which were entered into in the ordinary course of business, similar to charter parties, and other vessel employment arrangements are readily available to the Company's vessels.

Pooling arrangements are commonly used by vessel owners throughout the shipping industry to employ their vessels.  A significant number of vessel owners in the shipping industry participate in pools instead of directly chartering their vessels.  Depending on the type of tanker, according to industry sources, it is estimated that approximately 10% to 35% of the vessels in the global tanker fleet participated in pools during calendar year 2015.  Accordingly, it is common throughout the shipping industry to employ tankers through participation in pools.  Further, while the Pooling Arrangements currently cover 18 of the Company's 22 vessels, the Company is not substantially dependent on them.  There are different vessel employment options readily available to the Company at any time.  For example, if the Pooling Arrangements were terminated and no longer in effect, the Company could fix its vessels in the active and liquid spot market.  According to industry sources, there was an increase of 24% in global VLGC fleet spot fixtures in calendar year 2015 compared to calendar year 2014, with the Company having 78 spot fixtures for its VLGCs during the calendar year 2015.  In addition, instead of spot fixtures, the Company could charter its vessels on long-term time charters.  Therefore, as a practical matter, the Company believes that if the Helios Pool were dissolved and the Pooling Arrangements were no longer in effect, the Company could readily recharter its vessels at the spot rate or on a long-term charter in a relatively short period of time because the Company's modern, fuel-efficient fleet should provide it with a competitive advantage over competitors.  Further, the Company believes that the net pool revenues allocated to each of its vessels participating in the Helios Pool are not materially different from what those vessels would earn if rechartered in the spot market as evidenced by charter rates for vessels participating in the Helios Pool being fairly comparable to the applicable Baltic Exchange Liquid Petroleum Gas Index rates, which are commonly viewed in the shipping industry as the primary benchmark for spot rates, over the same time period.  Additionally, charter rates for vessels participating in the Helios Pool were fairly comparable to the spot rates earned by three of its competitors during the quarter ended December 31, 2015. Thus, the Company believes it could recharter its vessels without a material impact on its results of operations and cash flows.  Accordingly, the Company believes that the Pooling Arrangements are the types of contracts that ordinarily accompany chartering vessels in the shipping industry and the Company is not substantially dependent on them.

U.S. Securities and Exchange Commission
March 16, 2016

In addition, the Company believes that its current disclosure regarding the Helios Pool and the Pooling Arrangements provides investors with all the material terms of the Pooling Arrangements (including how control of the Helios Pool is shared and the general manner in which net pool revenues are distributed to the pool participants) and is consistent with industry disclosure. The Company believes that by filing the agreements, investors would not receive any additional information that would be material to their investment decision.  The Company undertakes to periodically review how it discloses the material terms of such agreements to ensure that the material information is being provided to investors.

* * * * *
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti, Esq. at (212) 574-1274 or Quentin Wiest, Esq. at (212) 574-1639.
Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

Dorian LPG Ltd. c/o Dorian LPG (USA) LLC 27 Signal Road, Stamford, CT 06902 Telephone: (203) 674-9900 Facsimile: (203) 674-9691 www.dorianlpg.com

March 16, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  Melissa Raminpour, Branch Chief of the Office of Transportation and Leisure

Re:	Dorian LPG Ltd. Form 10-K for the Fiscal Year ended March 31, 2015 Filed June 4, 2015 Form 10-Q for the Quarter Ended December 31, 2015 Filed January 29, 2016 File No. 001-36437

Dear Ms. Raminpour:

Reference is made to the letter dated February 17, 2016 from the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Annual Report on Form 10-K of Dorian LPG Ltd. (the "Company") for the fiscal year ended March 31, 2015 (the "Form 10-K"), and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015 (the "Form 10-Q").

The undersigned registrant hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dorian LPG Ltd.

By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer